August 22, 2006

Via U.S. Mail

Kathleen L. Quirk
Vice President and Treasurer
Freeport-McMoRan Copper & Gold Inc.
1615 Poydras Street
New Orleans, Louisiana  70112

RE: 	Freeport-McMoRan Copper & Gold Inc.
	Schedule TO-I and 13E-3 filed August 10, 2006
	File No. 005-41332

Dear Ms. Quirk:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedules 13E-3 and TO
1. We note that it does not appear that EDGAR reflects the receipt of
a Schedule 13E-3 for this transaction.  While we note that you have
checked the going-private transaction box on the Schedule TO, this does not alleviate the need to properly identify the filing with appropriate header tags. You must either jointly file the original
Schedule TO-I and Schedule 13E-3 with appropriate header tags and request a date adjustment to the original August 10th filing date or file an exclusive Schedule 13E-3 and Schedule TO-I without such a date adjustment request as soon as possible. Contact the Office of
Edgar and Information Analysis by facsimile at (202) 772-9216 to request guidance on resubmitting the filing with appropriate header
tags or to ask for a date adjustment.   When you are prepared to
make
the corrected filing, you may contact by telephone Edgar filer support at (202) 551-8900 or the Office of Edgar Information and Analysis at (202) 551-3610 for additional guidance.
2. It appears that you include some of the disclosure required by
Schedule 13E-3 in the Schedule 13E-3 itself and not in the Offering
Circular that you disseminated to security holders. See, for example, the disclosure you have provided pursuant to Item 2(f) of
Schedule 13E-3. We assume that you did not disseminate the Schedule
13E-3 to security holders. If this is the case, please advise us as to what consideration you have given to ensuring that all of the disclosure required to be disseminated to security holders appears in the Offering Circular. Refer to Rule 13e-3(e)(1).

Item 3:  Identity and Background of Filing Person
3. We note that you have incorporated by reference your definitive proxy statement on Schedule 14A filed on March 22, 2006. We presume that you intended to incorporate this information in order to satisfy the requirement that you provide information about your directors and executive officers pursuant to Item 1003(a) of Regulation M-A. If so, please revise your Schedule 13E-3 to specifically incorporate this information by reference as an exhibit to the Schedule pursuant to General Instruction F of Schedule 13E-3. This comment also applies to Item 10 of your Schedule 13E-3, where you incorporate by reference the information that is reflected under "Where You Can Find
Additional Information" in the Offering Circular; note that Schedules
TO and 13E-3 do not provide for the ability to incorporate by reference information that has been incorporated by reference.

Offering Circular
Cautionary Notice Regarding Forward-Looking Statements, page iv
4. We note your reference to Section 27A and Section 21E of the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements
contained
in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Regulation M-A telephone interpretation
M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please refrain from referring to such safe harbor provisions in any future press releases or other communications relating to this tender offer.
Summary, page 1
5. We note your indication here and elsewhere in the Offering Circular that "[f]rom September 2005 through July 2006, [you] completed privately negotiated transactions with Note holders resulting in the early conversion of $281.8 million principal amount of the Notes...into Common Stock." We note that Rule 13e-3(a)(4) defines a "Rule 13e-3 transaction" as "any transaction or a series of transactions involving one or more of the transactions described in
[Rule 13e-3(a)(4)(i)]." Please supplementally tell us why these prior purchases should not constitute the first step in a series of transactions that constitute a going private transaction such that
a
Schedule 13E-3 should have been filed to reflect such purchases. Further, because you have engaged in purchases at different prices over a specific period of time, advise us why the successive offers should not be viewed as one continuous tender offer in which the highest amount of consideration should be made available to all security holders.
6. In your discussion under the Company Overview, please provide us
with the "latest available data" indicating that Grasberg minerals district contains "the largest single copper reserve and the largest single gold reserve of any mine in the world."
Summary of the Offer, page 3
7. In the answer that appears under the questions "Will tendering holders of the Notes receive the supplemental dividend payable on September 29, 2006?" please revise to clarify that you are referring to the dividend payable to holders of common stock and that if the offer is extended, for any reason, beyond September 11, 2009 it is possible that the supplemental dividend payable on September 29, 2006 will not be paid to holders of Notes who have converted their Notes into shares of Common Stock.
8. In the discussion that appears under "What will happen to your Notes if you do not participate in the offer?" revise to elaborate upon what you mean when you indicate that "the Notes may no longer meet the requirements of the New York Stock Exchange for continued listing."
9. In the discussion that appears under "What is our position on the fairness of the offer, and is our board of directors recommending that you convert your Notes?" We note your indication that your board of directors has determined that the offer is substantively and procedurally fair to the Note holders. Revise to state, if true, that the board also determined that the going private transaction is fair to unaffiliated Note holders (emphasis added). Please make consistent revisions to your reference to the Board`s fairness determination throughout the Offering Circular.
10. In the discussion that appears under "Will we receive any proceeds from the Offer?" your answer to this question is "no." Consider revising this discussion to indicate what other advantages or disadvantages you may experience as a result of the Offer, notwithstanding the fact that you will not be receiving any proceeds.
11. In the discussion that appears under "How will you be notified if the offer is extended or amended?" you refer readers to "The Offer" for more information regarding notification of extensions or amendments to the offer, however, it does not appear that a more thorough discussion of this topic is contained elsewhere in the Offering Circular. Please revise or advise. For example, you should revise your discussion to state that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. For guidance, refer to footnote 70 of
Exchange Act Release No. 34-23421 (July 11, 1986). Also revise to indicate the period of time you are required to extend in the event there is a change in price or a change in the percentage of existing
Notes sought.  See Rules 13e-4(f)(1) and 14e-1(b).
Special Factors, page 17
12. Consider whether it might be appropriate to move this discussion in front of your discussion regarding "Risk Factors" and "Summary Description of Common Stock." See Rule 13e-3(e)(1)(ii), which requires that the information required by Items 7, 8, and 9 of
Schedule 13E-3 be prominently disclosed in a "Special Factors"
section in the front of the disclosure document.
	Background of and Reasons for the offer, page 17
13. Please expand your disclosure to provide a discussion of the background of the tender offer to describe all meetings, negotiations, contacts, etc. among board members, management and/or third parties. In doing so, please identify the participants in and initiators of each meeting or contact and the date of each meeting.
In particular, we note the following:
* How did the Company, either via the board and/or management, make its determination that the "conversion of the remaining Notes pursuant to the offer will strengthen [y]our balance sheet by further reducing [y]our outstanding debt..." What members of management and/or the board were involved in this determination? Discuss the role of the individuals who will control the company after the transaction and describe how they participated in structuring the terms of the transaction.
* How many holders of Notes are there? How many do you need to accept the offer in order to pursue termination of the registration of the Notes?
* Elaborate upon the methodologies that you discussed with your financial advisor, providing quantified disclosure if possible.
* When did the board make its fairness determination?
14. It does not appear that you discuss alternatives to the offer. If you did not consider other alternatives to enhance Note holder value, then you should clearly disclose that you considered only this transaction as an option and describe why you did not consider and seek other alternatives. See Item 1013(b) of Regulation M-A.

Plans of the Company after the Offer; Effects of the Offer, page
17

15. Please revise this discussion to discuss whether the offer will have the effect of causing the Notes to be eligible for termination of registration under Section 12(g)(4) of the Act and, if so, the effect of the termination. You mention that registration may be terminated, however, you do not advise readers whether or not you intend to pursue such termination and, if so, the effects of termination. For example, please revise to address whether the advantages of being a reporting company, such as the rights and protections that the federal securities laws give to shareholders of public companies, will be impacted as a result of the Offer. We presume that you will continue to be a reporting company with respect to the other classes of securities you have registered under the Exchange Act but you should advise holders of this fact.

	Determination of Conversion Premium, page 18
16. How was the amount of consideration to be offered per share arrived at? You indicate on page 17 that you "considered the fact that the trading prices of the Notes have become increasingly more correlated with the trading prices of [y]our Common Stock due to the substantial increase in the trading price of [y]our Common Stock since the Notes were issued." How did your consideration of this fact impact how you arrived at the amount of consideration you are offering to Note holders?

	Fairness of the Offer, page 18
17. In your discussion of Substantive Fairness - Amount of Payments, please revise to quantify the difference between the foregone interest less the projected amount of the holders` cash dividends with respect to the Common Stock received in the offer, for which you indicate the conversion premium is designed to compensate.
18. In your discussion of the Substantive Fairness - Financial Advisor, please elaborate upon why you did not seek a report, opinion or appraisal from your advisor.
19. In your discussion of the Substantive Fairness - Other Factors, please revise to explain how the current and historical trading prices of the Notes and Common Stock assisted you in arriving at the fairness of the Conversion Premium. In doing so, please provide quantified information where possible. For example, we note that the trading prices of the Notes over the last two years are well in excess of the Conversion Premium. Explain how you determined the Conversion Premium to be fair notwithstanding this trend.
20. In the same discussion, we note your indication that you did not take into account going concern value, liquidation value, book value or similar value. Please revise to explain why, as the factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. See Exchange
Act Release 17719 (April 13, 1981).
21. In addition, in response to Item 1002(f) of Regulation M-A, please revise to discuss the purchase prices that were paid in the purchases you made. Considering some of the prices paid over the last year exceed the Conversion Premium, tell us how you determined that the price you are offering presently is substantively fair.
22. In your discussion of Procedural Fairness - Conversion Price, revise to explain how the original conversion price, which was determined in 2003, is relevant to your discussion of the procedural fairness of the offer.
23. We note that you indicate under Item 8 of your Schedule 13E-3 that none of your non-employee directors have retained an unaffiliated representative to act on behalf of the unaffiliated security holders of the Company. Please revise to explain why in the context of your determination that the offer is procedurally fair.
24. You indicate that the discussion of fairness is "intended to address the principal factors upon which the board based its determination that the offer is fair to all Note holders." Please confirm that the discussion is that of the material, as opposed to principal, factors, consistent with Item 1014(b) of Regulation M-A.

The Offer, page 28
	Terms of the Offer, page 28
25. You indicate that "you can provide no assurance that [you] will be able to make payment on [the second business day after the expiration date of the offer.]" Considering your obligation to pay the consideration promptly following the expiration of the offer, please revise to remove this statement or advise us as to how you intend to satisfy prompt payment pursuant to Rule 14e-1(c).
26. In the penultimate paragraph of this section, you indicate that you may acquire additional Notes through various means, including a tender offer, under terms that may be more or less favorable than the terms of this offer. Please confirm that any such purchases will comply with Rule 13e-4(f)(6).

	Conditions to the Offer, page 29
27. It is not clear from the disclosure by when the conditions you set forth must be satisfied. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived on or before the expiration of the offer.
28. A tender offer may only be subject to conditions that are not within the direct or indirect control of the issuer and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, revise the second bullet points to remove the reference to "threatened" as it is unclear how these actions could be objectively determined. Further, please consider quantifying your reference to "material adverse change" in the trading price of your Notes and Common Stock so that it is clear what you mean by this reference.
29. In the last sentence of this section, and elsewhere in the Offering Circular, you indicate that you "reserve the right to terminate the offer for any reason or no reason." This reservation appears to be so broad as to render the offer illusory. Please advise us under what circumstances, other than failure of a condition, you intend to terminate the offer or revise to clarify that you may only terminate the offer upon the failure of a condition.

	Acceptance of Notes for Conversion and Payment; Delivery of
Common Stock, page 31
30. Revise your disclosure to clarify that you will pay the consideration "promptly" following the expiration of the offer, not after acceptance of the Notes for exchange. Refer to Rules 13e-4(f)(5) and 14e-1(c). Similarly revise the disclosure that appears throughout the document to clarify that you will return the Notes not accepted for exchange "promptly," not "as promptly as practicable," following the expiration or termination of the offer.

Certain United States Federal Income Tax Considerations, page 32
31. Rather than refer to "certain" tax considerations in your heading and the disclosure that follows, please refer to "material" tax considerations. Further, we note that you have included a disclaimer referring to IRS Circular 230. We object to the inclusion of this disclaimer because investors must be able to rely on the information contained in your offering circular. We do not object to a statement that each investor should consult his tax advisor to discuss the tax consequences of owning shares in view of his particular situation. In future communications, please remove this disclaimer or tell us why you believe it is necessary.
	Tendering U.S. Holders, page 33
32. You indicate that you "intend to treat the Conversion Premium as additional consideration for the Notes," however, you also indicate that the tax treatment is unclear. Revise to disclose how you determined to elect this tax treatment.

	Where You Can Find Additional Information, page 37
33. In the penultimate paragraph, you attempt to "forward incorporate" by reference any future filings filed with the S.E.C. from the date of this offer until it is completed. However, Schedule
13E-3 does not permit forward incorporation by reference. If the information provided to shareholders in the Offer materially changes, you are under an obligation to amend the Schedule 13E-3 to update it and to disseminate the new information to shareholders in a manner reasonably calculated to inform them about the change. Please confirm your understanding.

Closing Comments
	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please also advise us as to your intentions with respect to re-dissemination of the materials you revise in response to our comments.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

Sincerely,


Mara L. Ransom
      Special Counsel
      Office of Mergers and Acquisitions


cc via facsimile at (504) 582-4250:

Douglas N. Currault II, Esq.
Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.
Freeport-McMoRan Copper & Gold Inc.
August 22, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE